As filed with the Securities and Exchange Commission on May 04, 2001.
                                                       Registration No. 333-____

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                -----------------

                      COMMODORE APPLIED TECHNOLOGIES, INC.
             (Exact name of Registrant as specified in its charter)

            Delaware                                      11-3312952
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)
                                -----------------

                                SHELBY T. BREWER
          Chairman of the Board, President and Chief Executive Officer
                      Commodore Applied Technologies, Inc.

  2121 Jamieson Avenue, Suite 1406             2121 Jamieson Avenue, Suite 1406
Alexandria, VA 22314 (703) 567-1284          Alexandria, VA 22314 (703) 567-1284
 (Address, including zip code, and        (Name and address, including zip code,
telephone number, including area code,        and telephone number, including
 of registrant's principal executive          area code, of agent for service)
           offices)

                                -----------------
                          Copies of Communications to:
                            Daniel B. Nunn, Jr., Esq.
                                McGuireWoods, LLP
                              Bank of America Tower
                        50 North Laura Street, Suite 3300
                             Jacksonville, FL 32202
                                 (904)-798-2654
                                -----------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

           From time to time as described in the prospectus after the effective date of this Registration Statement.
                                -----------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
=========================================== ====================== ==================== ======================= ====================

                                                                        Proposed               Proposed
                 Title of                          Amount                maximum               maximum               Amount of
       securities to be registered                  to be            offering price           aggregate            registration
                                                registered(1)           per share           offering price              fee
------------------------------------------- ---------------------- -------------------- ----------------------- --------------------

Common Stock, par value $.001 per share       19,241,667 shares        $ 0.22 (2)            $ 4,233,167             $ 1058.29
=========================================== ====================== ==================== ======================= ====================

----------------------------

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), the number of shares of common stock, par value $0.001 per share (the "Common Stock"), of Commodore Applied Technologies, Inc. (the "Company") being registered shall be adjusted to include any additional shares which may become issuable as a result of stock splits, stock dividends, or similar transactions.

(2) Computed in accordance with Rule 457(c) under the Securities Act solely for the purpose of calculating the total registration fee. Based on the average of the high and low prices (rounded to the nearest cent) of the Common Stock as reported on the American Stock Exchange on April 30, 2001.
                                -----------------
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Risk Factors...................................................................1
Forward-Looking Statements....................................................10
About Commodore Applied Technologies..........................................11
Use Of Proceeds...............................................................13
Selling Stockholders..........................................................13
Plan Of Distribution..........................................................17
Legal Matters.................................................................18
Experts.......................................................................18
Where You Can Find More Information...........................................19


SET is a trademark of Commodore Applied Technologies, Inc.

                                  RISK FACTORS

         You should carefully consider the risks described below before deciding to invest in Commodore Applied Technologies, Inc.'s (the "Company") common stock. The risks and uncertainties we describe below are the material risks that we face. If any of the possible events described below actually occur, our business, financial condition or results of operations could be materially adversely affected. If that happened, the trading price of our common stock could decline, and you could lose all or part of your investment.

We have a history of losses from operations and we may continue to incur losses in the future, which could adversely affect the value of your investment.

         We have experienced significant operating losses since our inception, and we may continue to incur losses in the future, which could adversely affect the value of your investment. We had net losses of $5,643,000 during 1996, $15,694,000 during 1997, $13,353,000 during 1998, $3,985,000 during 1999, and
$11,441,000 during 2000. Our losses have resulted from a combination of:

         o significant investments in our research and development activities;

         o large expenditures for infrastructure to support our anticipated future growth;

         o significant costs associated with our commercialization activities;

         o lack of sufficient revenues due to significant delays in our obtaining material project contracts from potential governmental and private-sector customers; and

         o    general and administrative expenses.

         Until we are able to begin additional large projects for our Solvated Electron Technology (the "SET technology"), the timing of which is uncertain, we may continue to experience losses. We may incur operating losses in the future due primarily to:

         o continuing expenditures for our product development and commercialization activities;

         o delays in obtaining, or the inability to obtain, material project contracts from potential governmental and private-sector customers;

         o    investments in complementary products and technologies; and

         o costs associated with expansion of our environmental management services business.

         As a result of these losses, as of December 31, 1999 and 2000, we had an accumulated deficit of approximately $47,248,000 and $58,689,000, respectively. In an attempt to control our losses we undertook certain actions in 1998, 1999 and 2000 resulting in the reduction of our workforce, the closing of ancillary office locations and the elimination of all non-core business activities. Even though we have taken these steps, we still may not be able to operate profitably in the future.

Our cash needs are significant, and we will likely need additional funding in the future. If adequate funds are not available, we may have to delay, scale back or eliminate one or more of our development programs, which could have a material adverse effect on our ability to become profitable in the future.

         With the exception of our subsidiary, Dispute Resolution Management, Inc. ("DRM"), our monthly operating expenses currently exceed our cash revenues by approximately $200,000. We have required and will require substantial working capital to support our ongoing operations. If adequate funds are not available, either from periodic distributions from our DRM subsidiary or external sources, we may be required to delay, scale back or eliminate one or more of our development programs or certain aspects of our operations (in addition to those we have already curtailed), which could have a material adverse effect on our ability to become profitable in the future. In addition, we may need to obtain additional funds by entering into arrangements with collaborative partners or others that may require us to relinquish rights to our technology that we would not otherwise relinquish, or to grant licenses to third parties to commercialize our technology that we would otherwise seek to develop ourselves.

As a result of our working capital deficiencies, our accountants' report on our fiscal year 2000 financial statements contains a "going concern" qualification, in which our accountants express doubt about our ability to continue as a going concern, absent additional financing.

         Prior to our initial public offering, Commodore Environmental Services, Inc., the owner of approximately 16.9% of our outstanding common stock, had provided financing for all of our activities in the form of direct equity investments and loans. Since the consummation of our initial public offering in July 1996, we have experienced periodic working capital shortages. As a result of these working capital shortages, we were required to raise additional capital through private placements of our preferred stock and common stock.

         Notwithstanding our prior financing, we expect that we will require significant additional capital either in the form of debt or equity in the near future to support our operations. Moreover, we may be required to redeem shares of our Series E and Series F convertible preferred stock under the terms of those securities and, in light of our current financial position, we may not have sufficient cash available to redeem those shares and may need to obtain additional outside financing. In addition, we have a repurchase obligation of $14.5 million with respect to a portion of our common stock we issued in connection with our recent acquisition of DRM. In light of our current financial position we may not have sufficient cash available to satisfy this repurchase obligation and may need to obtain additional outside financing. Outside financing could involve a sale of our securities to investors who may require equal or more favorable terms than those we have agreed to in the past. We may not be able to obtain any additional financing on acceptable terms, or at all.

If we default on our $14.5 million repurchase obligation, we would be subject to losing all of our equity interest in DRM capital stock as well as forfeiting up to an aggregate of 10,750,000 shares of our common stock.

         To secure our commitment to obtain final stockholder approval of the DRM acquisition by no later than December 1, 2000, the issuance of shares of our common stock in connection with the DRM acquisition, and to secure our $14.5 million repurchase obligation and certain other covenants we made under the DRM stock purchase agreement, we have pledged to Mr. William J. Russell and Ms. Tamie P. Speciale our entire 81% equity interest in DRM. If final stockholder approval of the DRM acquisition and the issuance of up to 16,500,000 shares of our common stock in connection with the DRM acquisition is timely obtained, and we satisfy by September 30, 2001 our $14.5 million repurchase obligation (or this obligation is waived), then 50% of the pledged equity will be released to us from this pledge. Our pledge of the balance of our equity interest in DRM will terminate at such time as we pay or issue, as the case may be, to Mr. Russell and Ms. Speciale through the quarter ending December 1, 2003, pursuant to the cash earn out and any short-fall liability, a total of either $10.0 million in cash, a number of shares of our common stock equal to $10.0 million or any combination of cash or shares of our common stock equal to $10.0 million.

         In the event that by September 30, 2001 we are unable to fully discharge our $14.5 million repurchase obligation to DRM and the DRM stockholders, then Mr. Russell and Ms. Speciale (acting on their own behalf and on behalf of certain other parties) may foreclose on all of the shares of DRM capital stock that we recently purchased. They may also retain, as liquidated damages, a number of shares of our common stock equal to 1,000,000 shares plus 50% of the difference between 9,500,000 shares and the number of shares of our common stock that we purchased or arranged to be purchased from the DRM stockholders, prior to September 30, 2001, under our purchase option. In addition, Mr. Russell and Ms. Speciale may retain the 5,000,000 shares of our common stock which we issued to them in consideration for our option to acquire from them the remaining 19% equity interest in DRM, and they, in conjunction with the other holders of warrants to purchase an aggregate of 1,000,000 shares of our common stock granted in connection with this acquisition, may retain these warrants.

         The loss of our DRM subsidiary would have a material adverse effect on our business and prospects, including our ability to obtain financial support.

Our SET technology has limited experience on a large-scale commercial basis. Therefore, we may never realize a profit from the SET technology.

         Our SET technology has limited experience on a large-scale basis and may never perform successfully on a scale necessary for it to be profitable. As a result, we cannot predict all of the difficulties that may arise in the application of our SET technology on a large-scale basis. In addition, not all of the results of the tests we conducted on our SET technology have been verified by an independent testing laboratory. Thus, it is possible that this technology may require further research, development, design and testing, as well as regulatory clearances, before it can be further commercialized on a large scale. If we encounter difficulties in testing our SET technology on a large-scale basis, we may not be able to successfully demonstrate our SET technology to regulatory authorities from whom we may need to obtain additional permits in order to operate our business successfully. Additionally, our ability to operate our business successfully will depend on a variety of factors, many of which are beyond our control, including:

         o competition from companies with greater financial and other resources than we have;

         o    cost and availability of supplies that we use;

         o changes in governmental initiatives and requirements that affect our technologies and services;

         o    changes in regulatory requirements that apply to our business; and

         o    costs associated with equipment repair and maintenance.

We may not be able to obtain any further collaborative agreements, licenses or project contracts or maintain those we do have, which may significantly adversely affect our ability to generate profits in the future.

         Our business is largely dependent on entering into collaborative joint working arrangements with established engineering and environmental companies, or entering into joint venture agreements involving the application of our technologies. If we are not able to enter into these types of arrangements or agreements, our ability to generate profits in the future could be significantly adversely affected. To date, only one of our operating subsidiaries and its collaborative joint working partners have been awarded material project contracts. We may not be able to enter into any other definitive joint project arrangements or joint venture collaborative agreements. Even if we are able to enter into these types of arrangements or agreements, they may not be on terms and conditions that are sufficiently beneficial to us, or may not enable us to generate profits. If we are not able to enter into commercially attractive collaborative working arrangements in the future, we may have to license our technologies to third parties that are not affiliated with us. We may not be able to enter into these types of license arrangements. Even if we do, we may not earn any income from these arrangements. In addition, our existing project contracts, and any project contract that may be awarded to us and/or any of our joint working partners in the future, may be curtailed, delayed, redirected or terminated at any time. Problems or delays that we experience on any specific project could materially adversely affect our business and financial condition.

We may not be able to compete successfully in the environmental services industry, which could result in a loss of market share and diminish our brand recognition.

         Many potential users of our SET technology have already invested substantial funds in other forms of environmental remediation technology, including incineration, plasma arc, vitrification, molten metal, molten salt, chemical neutralization, catalytic electrochemical oxidation and supercritical wet oxidation. It is possible that these competing technologies may be perceived to have, or may actually have, certain advantages over our technology for certain industries or applications, which could adversely affect our ability to compete successfully in the environmental services industry. Our growth and future financial performance will depend on our ability to demonstrate to prospective collaborative partners and customers the advantages of our environmental technology over other technologies. We may not be successful in this effort.

         Competition in the environmental services industry is intense. The industry is dominated by large companies such as Bechtel, Westinghouse, Foster Wheeler and ICF Kaiser, among others. These companies are called upon to serve as primary contractors and consultants on a large portion of the Superfund, federal and state government, Department of Energy and Department of Defense projects. Additionally, many smaller engineering firms, construction firms, consulting firms and other specialty firms have entered the environmental services industry in recent years, and additional firms can be expected to enter the industry in the future. Many of our competitors in the environmental services industry have significantly greater financial resources and more established market positions than we do. We may not be able to compete with these companies. In addition, other firms may expand into or develop expertise in the areas in which we specialize.

We face significant competition for new business opportunities, and we may not be able to compete successfully for new business or retain our existing clients.

         The market for our consulting services is highly competitive, and we face competition from many other providers of consulting services. Our competitors range from large organizations, such as national accounting firms and the large management consulting companies that offer a full range of consulting services, to small firms and independent contractors that provide only one specialized service. Some of our competitors have significantly more financial and marketing resources, larger professional staffs or are more widely recognized. There are few barriers to entry into the consulting business. As the number of our competitors increases, we cannot assure that we will be able to continue to compete successfully for new business opportunities or retain our existing clients.

We are subject to the risk of professional liability that could expose us to liability in excess of our insurance limits and could injure our reputation.

         Many of our engagements involve complex analysis and the exercise of professional judgment. As a result, we are subject to the risk of professional liability. Often, our engagements involve matters that, if resolved unfavorably, may have severe impact on the client's business, cause the client substantial monetary loss or prevent the client from pursuing business opportunities. Therefore, if we fail to perform to the client's satisfaction, the client may threaten or bring lawsuit against us, claiming we performed negligently or otherwise breached our obligations to the client. Any claim by a client against us could expose us to liability in excess of our insurance limits and could severely injure our reputation.

Our environmental financial settlement consulting business is seasonal and might affect our revenues during the third quarter of each year.

         We may experience a reduced level of business during a portion of the third quarter primarily because many members of our professional staff and key contacts at our clients take vacations during the summer.

Our environmental financial settlement consulting business is subject to technological change that may prevent us from remaining current with our technological resources and may adversely affect our business, results of operations and financial condition.

         We regularly develop solutions for our clients by using information technology, electronic document management techniques, the Internet and other state-of-the-art technology. Many of these technologies have only recently emerged, will rapidly change and may become obsolete as new technologies appear. Our future success will depend upon the ability of professionals to remain current with the rapid changes in the technologies we use in our business and to learn quickly to use new technologies as they emerge. If our professionals fail to do this, we could be at a competitive disadvantage. Our competitors may gain exclusive access to improved technology, which could put us at a competitive disadvantage. Our clients' or prospective clients' preferences for technology solutions may change. If we cannot adapt to these changes, our business, results of operations and financial condition are likely to be adversely effected.

We may be adversely affected by extensive environmental regulations that may result in our incurring significant additional costs and expenses for compliance, and we could be subject to fines or other penalties for failure to comply with those regulations.

         The scope and nature of environmental regulation, at the federal, state and local levels, has expanded dramatically in recent years, and certain regulations impose stringent guidelines on companies that generate, and handle hazardous materials, as well as other companies involved in various aspects of the environmental services industry. Any future expansion or changes in environmental regulation may result in our incurring additional costs for equipment, retraining, development of new remediation plans, handling of hazardous materials and other costs. In addition, we could be liable for substantial costs and damages (including penalties and fines) associated with environmental remediation, including investigation, cleanup and natural resource damages.

         As our environmental technology is commercialized, we may be required to obtain environmental liability insurance in the future in amounts greater than those we currently maintain. This type of insurance may not provide coverage against all claims made against us. In addition, as the cost of cleaning or correcting environmental hazards can be extremely high, even if it is determined that we are liable for costs that are covered by our insurance, any coverage we have may not be adequate to pay the entire cost. If that occurs, we may be responsible for paying costs in excess of our insurance coverage, which may significantly reduce working capital necessary to fund our operations.

Our future success may depend on continued environmental regulation in certain areas, the relaxation of which may result in reduced demand for our services and, in turn, have a material adverse effect on our stream of revenue.

         Any relaxation of environmental regulation may result in a decline in demand for environmental services and, in turn, adversely affect our financial condition. The growth of the environmental services industry has been largely attributable to, and tracks, the increase in environmental regulation since the 1970s. The demand for environmental services has been largely the result of facility owners attempting to comply with, or avoid liability under, existing or newly imposed environmental regulations at the federal, state and local levels. Because of the burden imposed on the industry in complying with such regulations, efforts have been made by various groups to seek the relaxation or repeal of certain environmental regulations. While these efforts to relax environmental regulation have been largely unsuccessful to date, the scope or growth of environmental regulation may be curtailed in the future.

We are dependent upon the spending levels of governmental and industrial entities, the reduction of which could adversely affect our stream of revenue.

         Any curtailment or delays in spending for environmental services by governmental agencies or industrial entities can be expected to have a material adverse effect on the environmental services industry and on our operations and prospects. Because of the nature of sites requiring environmental services, the growing public emphasis on environmental matters and the cost of environmental services, governmental agencies and large industrial entities have already spent a significant portion of all funds budgeted for environmental services. While governmental agencies and industrial entities may seek reimbursement by third parties in various cleanups, most Superfund cleanups, as well as weapons and other nuclear facility cleanups, involve significant spending by governmental agencies. As budget constraints, emphasis on employment, international competition and other considerations grow, certain governmental agencies and industrial entities may choose to delay or curtail expenditures for environmental services.

Our business is heavily dependent upon contracts to provide services for the Department of Energy. The failure to renew those contracts or to replace them will result in a material reduction of our revenues.

         We have received a significant portion of our revenues during the past two years from contracts in which we have provided services to one client, the Department of Energy. Our failure to renew those contracts or to replace them will result in a material reduction of our revenues. Revenues from our contract to provide technical management support services to the Department of Energy for the opening and operation of the Waste Isolation Pilot Plant near Carlsbad, New Mexico constituted approximately 62% of our total revenues in 1999 and 56% of our total revenues in 2000. This contract ended on December 31, 2000, and the Company has been unsuccessful with replacing this contract volume in Commodore

Advanced Sciences, Inc. ("Advanced"), our engineering subsidiary to date. Revenues from our contract to provide technical, engineering and scientific support for the closedown and cleanup of the Department of Energy's facility at Rocky Flats, Colorado accounted for approximately 22% of our total revenues in 1999 and 7.2% of our total revenues for 2000. The Rocky Flats contract has been extended and will expire on June 30, 2003. In order for us to replace the revenues attributable to these large projects, we must secure one or more large projects or a large number of smaller projects. We may not be able to adequately replace these projects with other projects that will produce as much revenue. If we fail to do so, our revenues will be materially reduced and your investment will be materially adversely affected. Furthermore, we may continue to be dependent on a small number of major customers for a significant portion of our revenues.

Our goodwill exceeds our net worth and equals approximately 74% of our total assets. If we were required to accelerate amortization of our goodwill, we could show negative stockholders' equity and report significant losses in future years, which could have a material adverse effect on the value of your investment.

         As a result of our recent acquisition of DRM, we have recorded approximately $25.1 million of goodwill, representing the difference between the fair value of the assets we received in the acquisition and the consideration we paid for those assets. This goodwill equals approximately 67% of our total assets. Our goodwill is now 3.2 times larger than our stockholders' equity. Currently, we plan to amortize the goodwill we recorded in the acquisition of DRM over 20 years, or at a rate of $1.26 million per year. This will be reflected as a non-cash charge against earnings. Earnings in later years could be affected if we determine that the remaining balance of goodwill is impaired and, thus, should be amortized over a shorter life or expensed immediately. This acceleration could cause us to report negative stockholders' equity and to report significant losses in future years and, thereby, have a material adverse effect on the value of your investment.

The mechanisms to protect our current intellectual property may not be adequate to protect us from infringement by others, which could adversely affect our competitive advantage. Also, we cannot assure that our business does not infringe on the proprietary rights of others, which could require us to discontinue some or all of our operations.

         We are highly dependent upon proprietary technology and seek to protect our technology through a combination of patents, licenses and trade secrets. If the mechanisms to protect our intellectual property currently in place or to be obtained is insufficient to protect us from infringement by others, we could lose any competitive advantages that we may have in our markets. In addition, if we are found to be infringing on the proprietary rights of others, we may have to discontinue some or all of our operations. Any of these circumstances could materially adversely affect our ability to generate profits in the future.

         We have 68 patents pending and have 35 patents issued for certain proprietary aspects of our technology and processes in the United States and other countries. Our success depends, in large part, on our ability to obtain additional patents, protect the patents that we currently own, maintain trade secrecy protection and operate without infringing on the proprietary rights of third parties. The patents that we currently own are improvement patents, which are more difficult to monitor for infringement than those that would be contained in a patent covering a pioneering invention or technology. Our pending patent applications may not be approved; we may not develop any additional proprietary technology that is patentable; any patents issued to us may not provide us with competitive advantages and may be challenged by third parties; and the patents of others may have an adverse effect on our ability to conduct our business. Furthermore, others may independently develop similar or superior technologies, duplicate elements of our technologies, or design around our technology.

         In the future, we may need to acquire licenses to, or to contest the validity of, issued or pending patents of third parties. Any license acquired under the patents of third parties may not be made available to us on acceptable terms, or at all. In addition, we could incur substantial costs in defending ourselves in suits brought against us for alleged infringement of another party's patents or in defending the validity or enforceability of our patents. In addition to patent protection, we also rely on trade secrets, proprietary know-how and technology, which we seek to protect, in part, by entering into confidentiality agreements with our prospective working partners and collaborators, employees and consultants. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and proprietary know-how may otherwise become known or be independently discovered by others.

Our acquisition program, that includes our recent acquisition of DRM, poses special risks and financial consequences to us. Our failure to adequately protect our business from these risks and financial consequences could place significant strains on our management and working capital and adversely affect your investment.

         As part of our growth strategy, we may seek to acquire or invest in complementary (including competitive) businesses, products, or technologies, which involve numerous risks including:

         o difficulties in the assimilation of the acquired operations, technologies and products:

         o    diversion of management's attention from other business concerns;
              and

         o    potential departures of key employees of the acquired company.

         Any of these risks could materially adversely affect our business, financial condition and results of operations, thereby adversely affecting the value of your investment.

         In August 2000, we completed the acquisition of 81% of the outstanding stock of DRM. Although we believe we have nearly completed the integration of DRM into our business, we have not yet realized all the benefits we expect to achieve from the acquisition. We cannot assure you that we will ever realize these benefits. Our management team's attention may be diverted from seeking new acquisitions or other business opportunities if they are forced to devote significant time to enhancing client recognition of DRM's service offerings or integrating future operations. This could have a materially adverse effect on our business prospects and results of operations.

         Furthermore, if we successfully identify acquisitions in the future, completing these acquisitions may result in:

         o    new issuances of our stock that may be dilutive to current owners;

         o    increases in our debt and contingent liabilities; and

         o additional amortization expenses related to goodwill and other intangible assets.

         We continue to explore potential acquisitions. We may not be able to identify, successfully complete or integrate potential acquisitions in the future. However, even if we can, we cannot assure that any acquisitions will have a positive impact on our business or operating results.

We may be liable for any short-falls pursuant to the cash earn out term of the DRM acquisition.

         The sole shareholders of DRM, Mr. William J. Russell and Ms. Tamie P. Speciale, are entitled to receive quarterly earn out distributions equal to 35% of the cash flow of DRM over the period commencing as of September 1, 2000 and ending December 31, 2005. The aggregate total of these earn out distributions is not to exceed approximately $37.1 million. We agreed that if DRM has not distributed to Mr. Russell and Ms. Speciale a total of $10.0 million in cash in earn out payments by December 31, 2003, we will be liable to make up any short-fall in an amount equal to the difference between $10.0 million and the actual cash distributed to them pursuant to these payments. We can satisfy, at our sole option, this short-fall liability through either a cash payment or, by issuing to Mr. Russell and Ms. Speciale additional shares of our common stock valued at the market price of our shares at the time of issuance. If this obligation requires us to issue more than 2,000,000 shares of our common stock, we have the right to defer the issuance of any shares in excess of 2,000,000 shares until December 1, 2005, based on the market price at that later date.

The loss of our senior management or other key personnel and our failure to adequately replace them could cause our development and marketing efforts to be delayed or suspended indefinitely, or cause our client relationships to suffer or to cease to exist. Any of these circumstances could significantly decrease the value of your investment.

         Our success depends to a significant extent upon the performance of senior management and other key employees and on our ability to continue to attract and retain highly qualified personnel. If any of our senior management personnel or other key employees were to leave our Company and we were not able to replace them with other qualified personnel, the further development of our technology could be significantly delayed or suspended indefinitely, our marketing efforts could be adversely affected, and our relationships with certain clients could suffer or to cease to exist.

         As of the date of this prospectus, all the employment agreements with our senior executive officers of the Company either have expired by their terms and have not been renewed by us or, in the case of the employment agreement between the Company and Kenneth L. Adelman, former Executive Vice President--Marketing and International Development, have been mutually cancelled and have no further force and effect. Thus, any of our employees could leave the Company at any time. If any of the members of our senior management become unable or unwilling to continue in their present roles, or if they decide to terminate their respective positions and to enter into competition with us, our operations and prospects could be adversely affected. Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense. We may not be successful in attracting and retaining any additional qualified personnel in the future. We presently do not carry any key-man life insurance on any executive officers within the Company.

We have very limited manufacturing operations and rely on outside sources of supply for most of the strategic components used in our SET technology. Our inability to obtain a sufficient supply of these components could significantly impair our ability to serve our clients.

         We currently have very limited manufacturing capabilities and experience in manufacturing the components used in our SET technology process, and we intend to continue to rely on outside sources of supply for most of the strategic components utilized in the SET technology. If we were unable to obtain a sufficient supply of required components, we could experience significant delays in the manufacture of the SET technology equipment, which could result in the loss of orders and customers and could have a material adverse affect on our business and market goodwill, which will materially reduce the value of your investment. In addition, if the cost of raw materials or finished components were to increase, we may not be able to pass the increase to our customers. The use of outside suppliers also entails risks of quality control and disclosure of proprietary information.

Certain members of our Board of Directors have a potential conflict of interest, which may cause them to place the interests of another company before those of our Company to the detriment of our business.

         Two out of seven members of our Board of Directors also serve as directors of Commodore Separation Technologies, Inc. ("Commodore Separation"). These directors may have potential conflicts of interest with respect to, among other things, potential corporate opportunities, business combinations, joint ventures and/or other business opportunities that may become available to them. Our business may be materially adversely affected if these directors choose to place the interests of Commodore Separation before those of our Company and we fail to resolve any of those conflicts in our favor.

Future sales of our common stock may have a depressive effect on the market price of our stock.

         Sales of substantial amounts of our common stock, or the perception that those sales could occur, could adversely affect prevailing market prices for our common stock. On a fully-diluted basis (not including the shares of our common stock underlying any of our outstanding convertible preferred stock), approximately 87,137,343 shares of our common stock would be outstanding on the date of this prospectus. Of such shares, 36,194,164 shares would be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") except to the extent those shares are held by our "affiliates." The remaining 50,943,178 shares are "restricted securities" as defined in Rule 144 promulgated under the Securities Act, and may only be sold in the public market if those shares are registered under the

Securities Act, or sold in accordance with Rule 144 or another exemption from registration.

Conversion of our Series E and the Series F convertible preferred stock may result in a significant number of additional shares of our common stock that may be sold into the market, which could decrease the market price of our common stock and materially adversely affect the value of your investment. Short sales of our common stock could also result in a decline in the price of our common stock.

         To the extent our 335,000 shares of Series E convertible preferred stock and 266,700 shares of Series F convertible preferred stock are converted into shares of our common stock, or dividends related to those securities are paid in shares of our common stock rather than cash, a significant number of additional shares of common stock may be sold into the market, which could decrease the price of our common stock due to additional supply of shares relative to demand in the market. In that case, we could be required to issue an increasingly greater number of shares of our common stock upon future conversions of Series E convertible preferred stock and Series F convertible preferred stock, sales of which could further depress the price of our common stock and have a material adverse effect on the value of your investment. Moreover, since the conversion prices of the Series E convertible preferred stock and Series F convertible preferred stock will be based on the average of the closing prices of our common stock over a period of ten trading days prior to conversion, the conversion prices could be less than the actual market price of our common stock on the date of conversion.

         If the sale of a large amount of shares of our common stock upon conversion of the Series E convertible preferred stock and the Series F convertible preferred stock results in a decline in the price of our common stock, this event could encourage short sales of our common stock by the selling stockholders listed in this prospectus, as well as other stockholders, or margin calls upon investors in our common stock. Short sales or margin calls could place further downward pressure on the price of our common stock.

         Based on a conversion price of approximately $0.25 per share, the outstanding shares of Series E convertible preferred stock and Series F convertible preferred stock outstanding on March 15, 2001 would be convertible into an aggregate of approximately 20,517,456 shares of our common stock, representing approximately 28.68% of the common stock that would be outstanding following the conversion, based upon the number of shares of our common stock outstanding on March 15, 2001. As of March 15, 2001, 141,500 shares of Series E convertible preferred stock and Series F convertible preferred stock have been converted into shares of our common stock.

The market price of our common stock has fluctuated considerably and will probably continue to do so.

         The stock markets have experienced extreme price and volume fluctuations, and the market prices for our common stock and publicly traded warrants have been historically volatile. The market prices of our securities could be subject to wide fluctuations in the future as well in response to a variety of events or factors, some of which may be beyond our control. These could include, without limitation:

         o    future announcements of new competing technologies;

         o changing policies and regulations of the federal government and state governments;

         o the status of our patent protection and other intellectual property rights;

         o    quarterly fluctuations in our financial results;

         o    liquidity of the market for our securities;

         o    public perception of our Company and our entry into new markets;

         o    general conditions in our Company's industry and the economy; and

         o    other risk factors described in this prospectus.

Our charter contains provisions related to authorized, unissued preferred stock that may inhibit a change of control of our Company under circumstances that could give you an opportunity to realize a premium over prevailing market prices of our securities.

         Our certificate of incorporation and by-laws contain provisions that could make it more difficult for a third party to acquire the Company under circumstances that could give stockholders an opportunity to realize a premium over then-prevailing market prices of our securities. Our certificate of incorporation authorizes our Board of Directors to issue preferred stock without stockholder approval and upon terms as it may determine. The rights of holders of our common stock are subject to, and may be adversely affected by, the rights of future holders of preferred stock. In addition, our by-laws require stockholders to provide advance notice to nominate candidates for election as directors and to submit proposals for consideration at stockholder meetings.
Section 203 of the Delaware General Corporation Law makes it more difficult for an "interested stockholder" (generally a 15% stockholder) to effect various business combinations with a corporation for a three-year period after the stockholder becomes an "interested stockholder." In general, these provisions may discourage a third party from attempting to acquire our Company and, therefore, may inhibit a change of control of our Company.

Our business could still be disrupted by residual consequences of the Year 2000 problem.

         Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Computer experts have warned that there may still be residual consequences of the change in centuries and any such difficulties may, depending upon their pervasiveness and severity, have a material adverse effect on our business, financial condition and results of operations. Any of the following could have a material adverse effect on our business operations:

         o a failure to fully identify all Year 2000 dependencies in our systems;

         o a failure to fully identify all Year 2000 dependencies in the systems of third parties with whom we do business including our collaborative partners, suppliers, and customers;

         o a failure of any third party with whom we do business to adequately address their Year 2000 issues including our collaborative partners, suppliers, and customers;

         o the failure of any contingency plans developed to protect our business and operations from Year 2000-related interruptions; and

              delays in the implementation of new systems resulting from Year 2000 problems.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), based on our current expectations and projections about future events. These forward-looking statements are subject to a number of risks and uncertainties which could cause our actual results to differ materially from historical results or those anticipated. Certain of those risks and uncertainties are beyond our control. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New risk factors emerge from time to time and it is not possible for us to predict all of them, nor can we assess the impact of all of those risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Please see "Risk Factors" for a discussion of the risks that are relevant to us at this time.

                      ABOUT COMMODORE APPLIED TECHNOLOGIES

         We are an environmental solutions company providing a range of engineering, technical, and financial services to the public and private sectors related to:

         o remediating contamination in soils, liquids and other materials and disposing of or reusing certain waste by-products by utilizing our proprietary SET technology;

         o the settlement of complex, long-tail and latent insurance claims by utilizing our proprietary risk modeling process ("FOCUS"); and

         o providing services related to, environmental management for on-site and off-site identification, investigation remediation and management of hazardous, mixed and radioactive waste.

         We believe that the SET technology is the only patented, non-thermal, portable and scalable process that is currently available for treating and decontaminating soils, liquids and other materials containing PCBs, pesticides, dioxins, chemical weapons and warfare agents and other toxic contaminants. Furthermore, we believe that the proprietary FOCUS program developed by DRM is the only automated risk management system that fully incorporates all of the variables necessary to determine liability and settlement targeting necessary for DRM insurance recoveries.

         The Company's corporate mission is to serve the environmental remediation market from two primary operating centers: (a) to profitably provide government and industry with engineering and remediation solutions to long-tail environmental problems, and (b) to profitably negotiate and settle long-tail environmental claims domestically and internationally. Our strategy will focus the Company on the unique and high profit niches of environmental claims settlement and recovery, hazardous materials conversion and waste remediation.

         Demand for our environmental technology and financial services is anticipated to arise principally from the following sources:

         o the need for alternative environmental treatment and disposal methods for toxic substances (such as the SET technology), which involve limited safety risks with respect to air pollution and transportation of hazardous materials and do not result in large volumes of residual waste that require further treatment prior to disposal;

         o the need to obtain available insurance recoveries in a negotiated manner (utilizing the FOCUS process) to compensate clients for a portion of their past, current and anticipated obligations, while minimizing the costs and time associated in a litigated recovery environment;

         o stricter legislation and regulations mandating new or increased levels of air and water pollution control and solid waste management; and

         o the need to provide appropriate risk management tools and mechanisms associated with present and future remediation risks on impaired properties and facilities.

         Our business strategy is to expand our environmental technology and financial services businesses by:

         o implementing the SET technology on selected niche markets within certain strategic environmental market segments, such as government mixed waste remediation and chemical weapons demilitarization, where we believe the SET technology offers the greatest value and meets pressing customer needs;

         o focusing DRM's marketing efforts with aggressive joint working, alliances and marketing arrangements with established associations and representatives of Fortune 1000 companies worldwide;

         o developing strategic insurance brokerage arrangements and collaborations, through joint ventures or acquisitions, to further expand the business offerings and services of DRM to their existing and future clientele; and

         o establishing additional collaborative joint working and marketing arrangements with established engineering and environmental service organizations to pursue commercial opportunities in the public and private sector.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 2121 Jamieson Avenue, Suite 1406, Alexandria, Virginia 22314, and our telephone number at that address is (703) 567-1284.





                               RECENT DEVELOPMENTS



$500,000 Brewer Promissory Note, Extension and Partial Conversion

         On September 15, 2000, we issued and sold to S. Brewer Enterprises, Inc. (the "SB Enterprises") a 9.75% Secured Promissory Note (the "Brewer Promissory Note") in the aggregate principal amount of $500,000. In connection with the Notes, Commodore Environmental Services, Inc., pledged to the SB Enterprises 500,000 shares of our common stock owned by Commodore Environmental Services, Inc. at a purchase price of $.01 per share, as security for the Brewer Promissory Note. The Company shall pay SB Brewer Enterprises the interest on a monthly basis in arrears and pay the outstanding principal amount on the earliest to occur (the "Maturity Date") of (i) the sale of the Company's interest in the Teledyne-Commodore, LLC; or (iii) on March 15, 2001. The Brewer Promissory Note may be prepaid at any time without penalty.

         On March 15, 2001, SB Enterprises executed an Amended and Restated Promissory Note (the "Restated Brewer Note"), which extended the maturity date of the note until December 31, 2001. Additionally, the conversion feature of the Restated Brewer Note was changed to the 5-day average closing price of the Company's common stock prior to a conversion notice. On April 9, 2001, SB Enterprises issued a conversion notice for $250,000 of the outstanding principle of the Brewer Restated Note.

$500,000 Bridge Loan and Extension

         On November 13, 2000, we issued and sold to certain investors (the "Investors") 12% Senior Secured Promissory Notes (the "Bridge Loan Notes") in the aggregate principal amount of $500,000. In connection with the Notes, Commodore Environmental Services, Inc. issued and sold to the Investors 1,000,000 shares of our common stock owned by Commodore Environmental Services, Inc, at a purchase price of $.01 per share. We shall pay each Investor the outstanding principal amount, together with all accrued and unpaid interest on the earliest to occur (the "Maturity Date") of (i) the prepayment of the Notes out of one hundred percent (100%) of the first proceeds received by us as a cash distribution (whether in the form of an intercompany dividend, bonus, loan or otherwise) from DRM, or (ii) the consummation of a contemplated $2,000,000 debt financing with BHC Funding, Inc. or (iii) on February 12, 2001. The Notes may be prepaid at any time, on five-(5) business days prior notice, without penalty. We did not pay the Notes as of the February 12, 2001 Maturity Date.

On April 16, 2001, the Investors executed a Memorandum of Understanding to extend the payment date of the $500,000 of Bridge Loan Notes. Three of the holders of the Bridge Loan Notes have granted payment extensions until June 30 and July 31, 2001, while the fourth holder of the Bridge Loan Notes has extended only until May 1, 2001. If the fourth holder of the Bridge Loan Notes declares a default on May 1, 2001, the other three holders of the Bridge Loan Notes also are permitted to declare a default. As of May 4, 2001 the Company has not been notified of the holder's intent to declare a default on the Weiss Group Note. In connection with the Bridge Loan Extension, the Company issued to the Investors 500,000 warrants for 500,000 shares of the Company's common stock at an exercise price of $0.22 per share.



                                 USE OF PROCEEDS

         All of the shares of common stock offered through this prospectus are being sold by or for the selling stockholders, and we will not receive any proceeds from those sales. We will, however, receive the exercise price upon the exercise of warrants held by William J. Russell, Tamie P. Speciale, Diane Archangeli and Arthur Berry & Company, Inc. See the "Selling Stockholders" section for a list of the respective exercise prices applicable to each of the selling shareholders. We plan to use all proceeds we receive from the exercise of those warrants for working capital and general corporate purposes.





                              SELLING STOCKHOLDERS

         The following table sets forth:

         o    the name of each selling stockholder;

         o the number of shares of our common stock, and the percentage (if 1% or more) of the outstanding shares of our common stock, owned as of March 15, 2001;

         o the number of shares which may be sold through this prospectus for the account of the selling stockholder; and

         o the number of shares of our common stock, and the percentage (if 1% or more) of the outstanding shares of our common stock, that will be owned by the selling stockholder, assuming the selling stockholders sell all the shares offered through this prospectus.

The information included below is based upon information provided to us by the selling stockholders. The selling stockholders purchased or otherwise acquired the securities to be resold in the ordinary course of business. Because each selling stockholder may offer all, some or none of the shares of common stock the selling stockholder holds, the following table has been prepared on the assumption that all of the shares offered through this prospectus will be sold to parties unaffiliated with the selling stockholders. At the time of purchase there were, and as of the date of this prospectus there are, no agreements, arrangements or understandings, directly or indirectly, with any person to distribute any of the securities to be resold. Except as indicated, none of the selling stockholders has had a material relationship with us within the past three years, other than as a result of ownership of shares of our common stock or other securities. Unless otherwise indicated, the selling stockholders have sole voting and investment power with respect to their respective shares.

         The number of shares of our common stock indicated below that may be resold through this prospectus by the persons listed below represents the number of shares of common stock we agreed to register for resale pursuant to: (i) a Registration Rights Agreement, dated as of August 30, 2000 in connection with the acquisition of DRM; (ii) a Registration Rights Agreement dated as of November 13, 2000 in connection with the $500,000 Bridge Loan Notes; (iii) underlying warrants issued to holders of the Bridge Loan Extension for an extension of the due date of the Bridge Loan Notes; and (iv) the Restated Brewer Note and the subsequent partial conversion of the Brewer Promissory Note. The shares issued or issuable in connection with our acquisition of 81% of DRM are subject to a restriction in an Amended and Restated Stock Purchase Agreement that restricts the sale of those shares prior to August 30, 2001.



                                                                         Number of
                                                                           Shares
                                          Shares of Common Stock     Which May be Sold      Shares of Common Stock
                                          Owned Prior to the Sale         Through            Owned After the Sale
                                                                      This Prospectus
                                        ---------------------------------------------------------------------------
    Name And Position/Relationship         Number        Percent           Number            Number         Percent
    ------------------------------         ------        -------           ------            ------         -------

William J. Russell (1)                  7,600,000(2)     14.71%            7,300,000(3)          300,000       *
Tamie P. Speciale (4)                   7,600,000(5)     14.71%            7,300,000(3)          300,000       *
Shelby T. Brewer (6)                    1,985,167(7)      3.82%            1,141,667(8)          843,500     1.63%
Dispute Resolution Management, Inc.     1,580,000(9)      3.10%            1,580,000(3)                0       *
Mathers Associates                       600,000(10)      1.17%             600,000(11)                0       *
Klass Partners, Ltd.                     500,000(12)        *               500,000(11)                0       *
Diane Archangeli (13)                    345,000(14)        *                300,000(3)           45,000       *
Jon Paul Hannesson                       294,705(15)        *               150,000(11)          144,705       *
Krista S. Hannesson                      294,705(16)        *               150,000(11)          144,705       *
Stephen A. Weiss                         100,000(17)        *               100,000(11)                0       *
Claudio M. Guazzoni                       25,950(18)        *                25,950(19)                0       *
David M. McCarthy                         25,950(18)        *                25,950(19)                0       *
Arthur Berry & Company, Inc. (8)          20,000(20)        *                20,000(21)                0       *
Samuel Milbank                            17,300(18)        *                17,300(19)                0       *
Ari Bayme                                 12,000(18)        *                12,000(19)                0       *
Louis Szilezy                             10,000(18)        *                10,000(19)                0       *
Phyllis Reyes                              2,800(18)        *                 2,800(19)                0       *
Augusto Latorre                            2,000(18)        *                 2,000(19)                0       *
Philip Berliner                            2,000(18)        *                 2,000(19)                0       *
Vincent Trapasso                           2,000(18)        *                 2,000(19)                0       *


         * Represents less than 1% of the outstanding shares of our common stock. Percentages based on 52,060,445 shares of our common stock outstanding on April 30, 2001.

         (1) Mr. Russell has served as an executive officer of DRM, which is an 81% owned subsidiary of the Company, since 1996.

         (2) Consists of (i) 6,960,000 shares of our common stock issued to Mr. William J. Russell and Nancy E. Russell, with joint tenancy and rights of survivorship, by the Company in connection with our acquisition of 81% of DRM; (ii) 300,000 shares of our common stock underlying currently exercisable employee stock options granted to Mr. Russell at an exercise price of $1.125 per share; and (iii) 340,000 shares of our common stock underlying a currently exercisable 5-year warrant at an exercise price of $2.00 per share granted to Mr. William J. Russell and Nancy E. Russell, with joint tenancy and rights of survivorship, by the Company in connection with our acquisition of 81% of DRM. The calculation does not include 1,580,000 shares of the Company's common stock held by DRM, since these shares are held for future issuance to certain employees and other individuals other than Mr. Russell, in connection with our acquisition of 81.0% of DRM. The shares issued or issuable in connection with our acquisition of 81% of DRM are subject to a restriction in an Amended and Restated Stock Purchase Agreement that restricts the sale of those shares prior to August 30, 2001.


         (3) Pursuant to a Registration Rights Agreement, dated as of August 30, 2000, by and among the Company and William J. Russell, Tamie
              P. Speciale and other persons who are party signatories (the "Holders"), we agreed to register an aggregate of 16,500,000 shares of our common stock for sale by the Holders. The Holders may receive shares of our common stock upon the exercise of their warrants to purchase up to an aggregate of 1,000,000 shares of our common stock.

         (4)  Ms. Speciale has served as an executive officer of DRM since 1996.

         (5) Consists of (i) 6,960,000 shares of our common stock issued to Tamie P. Speciale and George H. Speciale, with joint tenancy and rights of survivorship, by the Company in connection with our acquisition of 81% of DRM; (ii) 300,000 shares of our common stock underlying currently exercisable employee stock options granted to Ms. Speciale at an exercise price of $1.125 per share; and (iii) 340,000 shares of our common stock underlying a currently exercisable 5-year warrant at an exercise price of $2.00 per share granted to Ms. Tamie P. Speciale and George H. Speciale, with joint tenancy and rights of survivorship, by the Company in connection with our acquisition of 81% of DRM. The calculation does not include 1,580,000 shares of the Company's common stock held by DRM, since these shares are held for future issuance to certain employees and other individuals other than Ms. Speciale, in connection with our acquisition of 81% of DRM. The shares issued or issuable in connection with our acquisition of 81% of DRM are subject to a restriction in an Amended and Restated Stock Purchase Agreement that restricts the sale of those shares prior to August 30, 2001.

         (6) Mr. Brewer served as Chief Executive Officer and President of Commodore Solutions, Inc. ("Solutions"), and a director of the Company since April 2000. Mr. Brewer assumed the positions of Chairman, Chief Executive Officer and President of the Company as of January 15, 2001.

         (7) Consists of: (i) 3,500 shares of our common stock; (ii) 840,000 shares of our common stock underlying currently exercisable stock options granted to Mr. Brewer by the Company under the Plan; (iii) 100,000 shares of our common stock underlying a currently exercisable 2-year warrant at an exercise price of $1.06 per share granted to SB Enterprises by the Company in connection with the Brewer Promissory Note; and (iv) 1,041,667 shares of our common stock issued pursuant to the Restated Brewer Note, dated as of March 15, 2001, between the Company and SB Enterprises and a subsequent conversion notice for 50% of the outstanding principal dated as of April 9, 2001.


         (8) Pursuant to a Registration Rights Agreement, dated as of September 15, 2000, between the Company and SB Enterprises, we agreed to register (i) 100,000 shares of our common stock underlying a currently exercisable 2-year warrant at an exercise price of $1.06 per share granted to SB Enterprises by the Company in connection with the Brewer Promissory Note; and (ii) 1,041,667 shares of our common stock issued pursuant to the Restated Brewer Note, dated as of March 15, 2001, between the Company and SB Enterprises and a subsequent conversion notice for 50% of the outstanding principal dated as of April 9, 2001.

         (9) Consists of (i) 1,580,000 shares of our common stock issued to DRM, by the Company in connection with our acquisition of 81% of DRM. These shares of the Company's common stock will be distributed to certain employees of DRM and individuals in connection with the acquisition of 81% of DRM on August 30, 2001. These shares of the Company's common stock will not be distributed to Mr. Russell or Ms. Speciale. The shares issued or issuable in connection with our acquisition of 81% of DRM are subject to a restriction in an Amended and Restated Stock Purchase Agreement that restricts the sale of those shares prior to August 30, 2001.

         (10) Consists of (i) 300,000 shares of our common stock issued pursuant to a Securities Purchase Agreement, dated as of November 13, 2000, by and among Commodore Environmental Services, Inc., the Company, and Mathers Associates in connection with the Bridge Loan Notes; and (ii) 300,000 shares of our common stock underlying a currently exercisable 2-year warrant at an exercise price of $0.22 per share granted to Mathers Associates by the Company in connection with the Bridge Loan Extension.


         (11) Pursuant to a Registration Rights Agreement, dated as of November 13, 2000, by and among our Company and Mathers Associates, Klass Partners, Ltd., Jon Paul Hannesson and Stephen A. Weiss (the "Investors"), we agreed to register an aggregate of 1,000,000 shares of our common stock for sale by the Investors in connection with the Bridge Loan Notes. Additionally, the Company agreed to register 500,000 shares of common stock underlying currently exercisable warrants at an exercise price of $0.22 per share granted to Mathers Associates, Jon Paul Hannesson and Stephen A. Weiss in connection with the Bridge Loan Extension.

         (12) Consists of 500,000 shares of our common stock issued pursuant to a Securities Purchase Agreement, dated as of November 13, 2000, by and among Commodore Environmental Services, Inc., the Company, and Klass Partners, Ltd in connection with the Bridge Loan Notes.

         (13) Ms. Archangeli has served as a Vice President of DRM since 1997.

         (14) Consists of (i) 45,000 shares of our common stock underlying currently exercisable employee stock options granted to Ms. Archangeli at an exercise price of $1.125 per share; and (ii) 300,000 shares of our common stock underlying a currently exercisable 5-year warrant at an exercise price of $2.00 per share granted to Ms. Archangeli by the Company in connection with our acquisition of 81% of DRM. The shares issued or issuable in connection with our acquisition of 81% of DRM are subject to a restriction in an Amended and Restated Stock Purchase Agreement that restricts the sale of those shares prior to August 30, 2001.

         (15) Consists of (i) 40,000 shares of our common stock; (ii) 75,000 shares of our common stock issued pursuant to a Securities Purchase Agreement, dated as of November 13, 2000, by and among Commodore Environmental Services, Inc., the Company, and Jon Paul Hannesson in connection with the Bridge Loan Notes; (iii) 75,000 shares of our common stock underlying a currently exercisable 5-year warrant at an exercise price of $0.22 per share granted to Jon Paul Hannesson by the Company in connection with the Bridge Loan Extension; and (iv) Mr. Hannesson's indirect beneficial ownership of our common stock based upon his ownership of 1,000,000 shares of common stock of Commodore Environmental Services, Inc.

         (16) Consists of (i) 40,000 shares of our common stock; (ii) 75,000 shares of our common stock issued pursuant to a Securities Purchase Agreement, dated as of November 13, 2000, by and among Commodore Environmental Services, Inc., the Company, and Krista S. Hannesson in connection with the Bridge Loan Notes; (iii) 75,000 shares of our common stock underlying a currently exercisable 5-year warrant at an exercise price of $0.22 per share granted to Krista S. Hannesson by the Company in connection with the Bridge Loan Extension; and (iv) Ms. Hannesson's indirect beneficial ownership of our common stock based upon her ownership of 1,000,000 shares of common stock of Commodore Environmental Services, Inc.

         (17) Consists of (i) 50,000 shares of our common stock issued pursuant to a Securities Purchase Agreement, dated as of November 13, 2000, by and among Commodore Environmental Services, Inc., the Company, and Stephen A. Weiss in connection with the Bridge Loan Notes; and
              (ii) 50,000 shares of our common stock underlying a currently exercisable two year warrant at an exercise price of $0.22 per share granted to Stephen A. Weiss by the Company in connection with the Bridge Loan Extension. Mr. Weiss is a shareholder of Greenberg Traurig LLP, legal counsel to DRM and Messrs. Russell and Speciale, and our former securities counsel.

         (18) Consists of shares of our common stock issued pursuant to a Settlement Agreement, dated as of April 4, 2000, by and among the Company and The Zanett Securities Corporation.

         (19) Consists of shares of our common stock issued pursuant to a Settlement Agreement, dated as of April 4, 2000, by and among the Company and The Zanett Securities Corporation, in which the Company agreed to register an aggregate of 75,000 shares of our common stock for sale by the listed employees of Zanett Securities Corporation.

         (20) Arthur Berry and Company Inc. has served as business brokers and consultants to DRM since 1998.

         (21) Consists of 20,000 shares of our common stock underlying a currently exercisable 5-year warrant at an exercise price of $2.00 per share granted to Arthur Berry & Company, Inc. by the Company in connection with our acquisition of DRM.



                              PLAN OF DISTRIBUTION

         All or a portion of the shares offered hereby may be sold, from time to time, by or for the selling stockholders in one or more transactions on the American Stock Exchange, in the public market off the American Stock Exchange, in privately negotiated transactions, or in a combination of such transactions. Such sales may be made either at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.


         The shares issued or issuable in connection with our acquisition of 81% of DRM are subject to a restriction in an Amended and Restated Stock Purchase Agreement that restricts the sale of those shares prior to August 30, 2001. The shares may be sold by or for the selling stockholders by one or more of the following methods, without limitation:

         o block trades in which a broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         o an exchange distribution in accordance with the rules of such exchange;

         o ordinary brokerage transactions and transactions in which a broker may solicit purchasers;

         o    privately negotiated transactions;

         o    short sales; and

         o    a combination of any such methods of sale.

         In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which may be less than, or in excess of, those customary in the types of transactions involved. Any shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit received by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under the applicable rules and regulations of the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to our common stock for a period of one business day prior to the commencement of such distribution. In addition and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations hereunder, including, without limitation, Regulation M, provisions of which may limit the timing of purchases and sales of our common stock by the selling stockholders. All of the foregoing may limit the marketability of the shares.

         To the Company's knowledge, no underwriting arrangements have been entered into by the selling stockholders with respect to the shares as of the date of this prospectus. If we are notified by a selling stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering or secondary distribution, or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing

         o the name of each such selling stockholder and of the participating broker or dealer;

         o    the number of shares involved;

         o    the price at which such shares were sold;

         o the commissions paid or the discounts or concessions allowed to such broker or dealer, where applicable

         o that such broker or dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

         o    other facts material to the transaction.

         We will maintain the effectiveness of the registration statement of which this prospectus is a part until the earlier of (i) two years after the effective date of the registration statement, or (ii) such time as all the shares registered hereby have been sold or are no longer subject to volume or manner of sale restrictions under the Securities Act.

         In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.

We will pay all expenses incurred to register the shares, which are estimated to be approximately $42,558, but individual selling stockholders will pay all brokerage commissions and other expenses incurred by them. There is no assurance that any of the selling stockholders will sell any or all of the shares offered hereby.

                                  LEGAL MATTERS

         The validity of the shares offered hereby has been passed upon by our counsel, McGuireWoods, LLP, Jacksonville, Florida.

                                     EXPERTS

         The financial statements of Commodore Applied Technologies, Inc. and Subsidiaries for the years ended December 31, 2000 and 1999, incorporated in this Prospectus by reference to the Company's Annual Report on form 10-K/A for the years ended December 31, 2000 and 1999, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 2 to the financial statements) of Tanner + Co., independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The financial  statements of Commodore Applied  Technologies,  Inc. and
Subsidiaries for the year ended December 31, 1998, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2000, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The financial statements of Dispute Resolution Management, Inc. for the year ended December 31, 1999, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2000, have been so incorporated in reliance on the report of Foote, Passey, Griffin & Co, L.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.



                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") that are required to be filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You may read and copy such reports, proxy statements and other information at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's internet site on the World Wide Web at http://www.sec.gov. Copies of these reports, proxy statements and other information also can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

         We have filed a registration statement on Form S-3 with the SEC with respect to the shares. This prospectus constitutes a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement and its exhibits. In addition, there may have been changes in the facts set forth in this prospectus since the date it was filed. For further information about us and our common stock, you should consult the registration statement and its exhibits. Statements in this prospectus regarding the contents of any documents are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of the document on file with the SEC. You may inspect and obtain copies of the registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, through the entities listed above.

         The SEC allows us to "incorporate by reference" certain information we file with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Information contained in a previously filed document that we incorporate by reference is considered to be a part of this prospectus, except for any information superseded by information in this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained or incorporated by reference in this prospectus.

         The following documents we filed or we may file with the SEC pursuant to the Exchange Act (File No. 1-11871) are incorporated by reference into this prospectus:

         (a) our Annual Report on Form 10-K/A for the year ended December 31, 2000 filed with the SEC on May 4, 2001;

         (b) our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2000;

         (c) our Current Reports on Form 8-K dated May 17, 2000 and August 30, 2000;

         (d) the description of our common stock contained in our registration statement on Form 8-A, dated June 24, 1996, as amended by our registration statement on Form 8-A/A, dated June 26, 1996, filed under Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such information; and

         (e)  all documents subsequently filed by the Company pursuant to
              Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.


         We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered a copy of any or all documents incorporated by reference into this prospectus except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for copies can be made by writing or telephoning us at our principal executive office at 2121 Jamieson Avenue, Suite 1406, Alexandria, Virginia 22314, Attention: Secretary; telephone number (703) 567-1284.

================================================================================



                                19,241,667 Shares


                      COMMODORE APPLIED TECHNOLOGIES, INC.


                                  Common Stock

                                  -------------

                                   PROSPECTUS

                                  -------------

                                  -------------

                                  May 04, 2001

                                  -------------

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current only as of its date.


================================================================================

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14. Other expenses of issuance and distribution.

         The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. The selling stockholders will not pay any of the listed expenses. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee and American Stock Exchange additional listing fee.

                                                                    To be Paid
                                                                      by the
                                                                    Registrant
SEC registration fee..............................................  $ 1058.00
Accounting fees and expenses......................................   5,000.00
Legal fees and expenses...........................................  10,000.00
American Stock Exchange additional listing fee....................  17,500.00
Printing and engraving costs......................................   7,000.00
Miscellaneous expenses............................................   2,000.00
                                                                    ----------
         Total....................................................  $42,558.00
                                                                    ==========



Item 15. Indemnification of Directors and Officers.

         Section 145(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

         Section 145(b) of the General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted under similar standards as set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

         Section 145 of the General Corporation Law further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of such person against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under such Section 145.

         Section 102(b)(7) of the General Corporation Law provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for monetary damages for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his or her duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase or redemption which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company's Certificate of Incorporation contains such a provision.

         Article Thirteen of the Company's Certificate of Incorporation eliminates the personal liability of directors and/or officers to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that such elimination of the personal liability of a director and/or officer of the Company does not apply to (i) any breach of such person's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) actions prohibited under Section 174 of the General Corporation Law (i.e., liabilities imposed upon directors who vote for or assent to the unlawful payment of dividends, unlawful repurchases or redemption of stock, unlawful distribution of assets of the Company to the stockholders without the prior payment or discharge of the Company's debts or obligations, or unlawful making or guaranteeing of loans to directors and/or officers), or (iv) any transaction from which the director derived an improper personal benefit. In addition, Article Fourteen of the Company's Certificate of Incorporation and Article VI of the Company's By-Laws provide that the Company shall indemnify its corporate personnel, directors and officers to the fullest extent permitted by the General Corporation Law, as amended from time to time.

         The Company has in force a combined insurance policy with its affiliates under which its directors and officers are insured (with limits of $10 million per occurrence and $10 million in the aggregate) against certain expenses in connection with the defense of such actions, suits or proceedings to which they are parties by reason of being or having been directors or officers of the Company.

         The Company and its officers, directors and other persons are entitled to be indemnified under certain circumstances for certain securities law violations in accordance with the provisions of an underwriting agreement dated June 28, 1996, by and among the Company, Bentley J. Blum and National Securities Corporation, as representative of the several underwriters.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company as disclosed above, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits.

Exhibit                           Description
Number                            -----------
-------

*10.39            Warrant to purchase 340,000 shares of Common Stock of the
                  Company issued to William J. Russell. (3)
*10.40            Warrant to purchase 340,000 shares of Common Stock of the
                  Company issued to Tamie P. Speciale. (3)
*10.41            Warrant to purchase 300,000 shares of Common Stock of the
                  Company issued to Diane Archangeli. (3)
*10.42            Warrant to purchase 20,000 shares of Common Stock of the
                  Company issued to Arthur Berry & Company, Inc. (3)
*10.43            Specimen Form of Common Stock Certificate. (1)
*10.44            Promissory Note, dated September 15, 2000, issued to Shelby T.
                  Brewer in the principal amount of $500,000. (3)

*10.45            Registration Rights Agreement, dated September 15, 2000,
                  issued to Shelby T. Brewer. (3)
*10.46            Stock Pledge Agreement, dated September 15, 2000, between
                  Commodore Environmental Technologies, Inc., and Shelby T.
                  Brewer. (3)
*10.47            Warrant to purchase 100,000 shares of Common Stock of the
                  Company issued to Shelby T. Brewer. (3)
*10.48            Amended and Restated Promissory Note, dated September 15,
                  2000, issued to Shelby T. Brewer in the principal amount of
                  $500,000. (3)
*10.49            Registration Rights Agreement, dated March 15, 2001, issued to
                  Shelby T. Brewer. (3)
*10.50            Secured Promissory Note, dated November 13, 2000, issued to
                  Klass Partners Ltd. in the principal amount of $250,000. (3)
*10.51            Secured Promissory Note, dated November 13, 2000, issued to
                  Mathers Associates in the principal amount of $150,000. (3)
*10.52            Secured Promissory Note, dated November 13, 2000, issued to
                  Jon Paul Hannesson in the principal amount of $75,000. (3)
*10.53            Secured Promissory Note, dated November 13, 2000, issued to
                  Stephen A. Weiss in the principal amount of $25,000. (3)
*10.54            Amended and Restated Stock Purchase Agreement, dated August
                  30, 2000, by and among the Company, Dispute Resolution
                  Management, Inc., William J. Russell and Tamie P. Speciale.
                  (2)
*10.55            Securities Purchase Agreement, dated November 13, 2000, by and among the Company, Commodore Environmental Services, Inc.,
                  Mathers Associates, Klass Partners, Ltd., Jon Paul Hannesson
                  and Stephen A. Weiss. (3)
*10.56            Security Agreement, dated November 13, 2000, by and among
                  Mathers Associates, Klass Partners, Ltd., Jon Paul Hannesson,
                  Stephen A. Weiss and the Company. (3)
*10.57            Registration Rights Agreement, dated November 13, 2000, among
                  Mathers Associates, Klass Partners, Ltd., Jon Paul Hannesson,
                  Stephen A. Weiss and the Company. (3)
*10.58            Dispute Resolution Management, Inc. Undertaking Letter, dated
                  November 13, 2000. (3)
*10.70            Conversion Notice, dated April 9, 2001 between S. Brewer
                  Enterprises, Inc. and the Company for the conversion of
                  $250,000 of the Restated Brewer Note. (3)
*10.71            Memorandum of Understanding for Amendment of $500,000 CXI
                  Bridge Loan Documents, dated April 16, 2001, by and among the
                  Company, Commodore Environmental Services, Inc., Mathers
                  Associates, Jon Paul Hannesson and Stephen A. Weiss. (3)
*10.72            Klass Partners Ltd. Agreement for Amendment of CXI Bridge Loan
                  Documents, dated April 16, 2001, by the Company and Klass
                  Partners, Ltd. (3)
*10.73            Warrant to purchase 300,000 shares of Common Stock of the
                  Company issued to Mathers Associates. (3)
*10.74            Warrant to purchase 75,000 shares of Common Stock of the
                  Company issued to Jon Paul Hannesson. (3)
*10.75            Warrant to purchase 75,000 shares of Common Stock of the
                  Company issued to Krista S. Hannesson. (3)
*10.76            Warrant to purchase 50,000 shares of Common Stock of the
                  Company issued to Stephen A. Weiss. (3)
**5.1             Opinion of McGuireWoods, LLP.
**23.1            Consent of PricewaterhouseCoopers LLP.
*23.2             Consent of McGuireWoods, LLP (contained in Exhibit 5.1).
**23.3            Consent of Tanner & Co.
**23.4            Consent of Foote, Passey, Griffen & Co., LC

*  Previously filed electronically.

** Filed herewith electronically.

         1. Incorporated herein by reference. Filed as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-4396) filed with the Commission on May 2, 1996.

         2. Incorporated herein by reference. Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on September 12, 2000.

         3. Incorporated herein by reference. Filed as an exhibit to the Company's Annual Report on Form 10K/A (File No. 1-11871) filed with the Commission on May 04, 2001.

Item 17. Undertakings.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i)      To include any prospectus required by Section 10(a)
         (3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities and Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, State of Virginia, on this 4th day of May, 2001.

                                        COMMODORE APPLIED TECHNOLOGIES, INC.
                                        By:     /s/ SHELBY T. BREWER
                                                -------------------
                                                Shelby T. Brewer
                                                Chairman of the Board, President
                                                and Chief Executive Officer



                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shelby T. Brewer and James M. DeAngelis, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.
                                -----------------

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


               Signature                               Capacity                                 Date
               ---------                               --------                                 ----

         /s/ SHELBY T. BREWER            Chairman of the Board, President and               May 04, 2001
         ---------------------           Chief Executive Officer (principal
           Shelby T. Brewer              executive officer)

        /s/ JAMES M. DEANGELIS           Senior Vice President and Chief                    May 04, 2001
        -----------------------          Financial Officer (principal
          James M. DeAngelis             financial and accounting officer)

         /s/ BENTLEY J. BLUM             Director                                           May 04, 2001
         --------------------
            Bentley J. Blum

         s/ HERBERT A. COHEN             Director                                           May 04, 2001
         --------------------
           Herbert A. Cohen

        /s/ PAUL E. HANNESSON            Director                                           May 04, 2001
        ----------------------
           Paul E. Hannesson



        /s/ DAVID L. MITCHELL            Director                                           May 04, 2001
        ----------------------
           David L. Mitchell

         /s/ EDWARD L. PALMER            Director                                           May 04, 2001
         ---------------------
           Edward L. Palmer

        /s/ WILLIAM R. TOLLER            Director                                           May 04, 2001
        ----------------------
           William R. Toller


                                  EXHIBIT INDEX



  Exhibit                               Description
  Number                               -----------
  ------

*10.39        Warrant to purchase 340,000 shares of Common Stock of the Company issued to William J. Russell. (3)
*10.40        Warrant to purchase 340,000 shares of Common Stock of the Company issued to Tamie P. Speciale. (3)
*10.41        Warrant to purchase 300,000 shares of Common Stock of the Company issued to Diane Archangeli. (3)
*10.42        Warrant to purchase 20,000 shares of Common Stock of the Company issued to Arthur Berry & Company, Inc. (3)
*10.43        Specimen Form of Common Stock Certificate. (1)
*10.44        Promissory Note, dated September 15, 2000, issued to Shelby T.
              Brewer in the principal amount of $500,000. (3)
*10.45        Registration Rights Agreement, dated September 15, 2000, issued to
              Shelby T. Brewer. (3)
*10.46        Stock Pledge Agreement, dated September 15, 2000, between
              Commodore Environmental Technologies, Inc., and Shelby T. Brewer.
              (3)
*10.47        Warrant to purchase 100,000 shares of Common Stock of the Company issued to Shelby T. Brewer. (3)
*10.48        Amended and Restated Promissory Note, dated September 15, 2000, issued to Shelby T. Brewer in the principal amount of $500,000.
              (3)
*10.49        Registration Rights Agreement, dated March 15, 2001 issued to
              Shelby T. Brewer. (3)
*10.50        Secured Promissory Note, dated November 13, 2000, issued to Klass
              Partners Ltd. in the principal amount of $250,000. (3)
*10.51        Secured Promissory Note, dated November 13, 2000, issued to
              Mathers Associates in the principal amount of $150,000. (3)
*10.52        Secured Promissory Note, dated November 13, 2000, issued to Jon
              Paul Hannesson in the principal amount of $75,000. (3)
*10.53        Secured Promissory Note, dated November 13, 2000, issued to
              Stephen A. Weiss in the principal amount of $25,000. (3)
*10.54        Amended and Restated Stock Purchase Agreement, dated August 30,
              2000, by and among the Company, Dispute Resolution Management,
              Inc., William J. Russell and Tamie P. Speciale. (2)
*10.55        Securities Purchase Agreement, dated November 13, 2000, by and among the Company, Commodore Environmental Services, Inc., Mathers
              Associates, Klass Partners, Ltd., Jon Paul Hannesson and Stephen
              A. Weiss. (3)
*10.56        Security Agreement, dated November 13, 2000, by and among Mathers
              Associates, Klass Partners, Ltd., Jon Paul Hannesson, Stephen A.
              Weiss and the Company. (3)
*10.57        Registration Rights Agreement, dated November 13, 2000, among
              Mathers Associates, Klass Partners, Ltd., Jon Paul Hannesson,
              Stephen A. Weiss and the Company. (3)
*10.58        Dispute Resolution Management, Inc. Undertaking Letter dated
              November 13, 2000. (3)
*10.70        Conversion Notice, dated April 9, 2001 between S. Brewer
              Enterprises, Inc. and the Company for the conversion of $250,000 of the Restated Brewer Note. (3)
*10.71        Memorandum of Understanding for Amendment of $500,000 CXI Bridge
              Loan Documents, dated April 16, 2001, by and among the Company,
              Commodore Environmental Services, Inc., Mathers Associates, Jon
              Paul Hannesson and Stephen A. Weiss. (3)
*10.72        Klass Partners Ltd. Agreement for Amendment of CXI Bridge Loan
              Documents, dated April 16, 2001, by the Company and Klass
              Partners, Ltd. (3)
*10.73        Warrant to purchase 300,000 shares of Common Stock of the Company issued to Mathers Associates. (3)

*10.74        Warrant to purchase 75,000 shares of Common Stock of the Company issued to Jon Paul Hannesson. (3)
*10.75        Warrant to purchase 75,000 shares of Common Stock of the Company issued to Krista S. Hannesson. (3)
*10.76        Warrant to purchase 50,000 shares of Common Stock of the Company issued to Stephen A. Weiss. (3)
**5.1         Opinion of McGuireWoods, LLP.
**23.1        Consent of PricewaterhouseCoopers LLP.
*23.2         Consent of McGuireWoods, LLP (contained in Exhibit 5.1).
**23.3        Consent of Tanner + Co.
**23.4        Consent of Foote, Passey, Griffen & Co., LC




-----------------

*        Previously filed electronically.
**       Filed herewith electronically.


         1. Incorporated herein by reference. Filed as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-4396) filed with the Commission on May 2, 1996.

         2. Incorporated herein by reference. Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on September 12, 2000.

         3. Incorporated herein by reference. Filed as an exhibit to the Company's Annual Report on Form 10K/A (File No. 1-11871) filed with the Commission on May 04, 2001.

                    SUBJECT TO COMPLETION, DATED MAY 04, 2001

PROSPECTUS

                                19,241,667 Shares

                      COMMODORE APPLIED TECHNOLOGIES, INC.

                                  Common Stock

                               -------------------

         The selling stockholders listed on page 12 of this prospectus are selling these shares for their own accounts. These sales may be made either at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

         Our common stock is traded on the American Stock Exchange under the symbol CXI.

                               -------------------

         Investing in the common stock involves a high degree of risk. See "Risk Factors" beginning on page 2.

                               -------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                               -------------------

                   The date of this prospectus is May 04, 2001



                                   Red Herring



The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.